SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlackBerry Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09228F103

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– With a copy to –

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

September 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2012 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company and Advent Underwriting Limited (collectively, the “Reporting Persons”). Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the Common Shares of Blackberry Limited (“BlackBerry”), without par value (the “Shares”). The address of the principal executive office of BlackBerry is 295 Philip Street, Waterloo, Ontario N2L 3W8.

Each reference in the Schedule 13D to “RIM” is hereby amended to refer to “BlackBerry”.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares for investment purposes.

On September 23, 2013, Fairfax and BlackBerry entered into a letter of intent agreement (“LOI”) under which a consortium to be led by Fairfax offered to acquire all of the outstanding Shares for U.S. $9.00 per Share in cash (the “Proposed Acquisition”). The Proposed Acquisition is subject to the completion by Fairfax of due diligence, the negotiation of a definitive agreement (“Definitive Agreement”) with respect to the Proposed Acquisition and receipt of customary regulatory approvals for the Proposed Acquisition. There can be no assurance that the due diligence to be conducted will be satisfactory to Fairfax, that financing for the Proposed Transaction will be obtained, that a Definitive Agreement will be entered into or that the Proposed Transaction will be consummated.

Diligence in respect of BlackBerry is expected to be complete by November 4, 2013 (“Diligence Period”). The parties’ intention is to negotiate and execute a Definitive Agreement by such date. During such period, the LOI provides that BlackBerry is permitted to actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals (“Alternative Transactions”).

If (A) during the Diligence Period (i) BlackBerry enters into any letter of intent or definitive agreement providing for an Alternative Transaction, (ii) BlackBerry ceases to negotiate with the Fairfax consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period, or (iii) an Alternative Transaction is publicly proposed or publicly announced and is consummated within six months following the end of the Diligence Period, or (B) during the three-month period following the end of the Diligence Period, BlackBerry enters into any agreement providing for an Alternative Transaction with a person with whom discussions were held before or during the Diligence Period, then BlackBerry will pay Fairfax a fee of U.S. $0.30 per Share, provided, however, that no such fee shall be payable if the consortium shall have reduced the price offered below U.S. $9.00 per Share without the approval of the board of directors of BlackBerry. In the event that a Definitive Agreement is signed with Fairfax, the termination fee will increase to U.S.$ 0.50 per Share.

The LOI also provides that, until the date that is six months following the end of the Diligence Period, Fairfax will vote all Shares that it owns, including Shares acquired after the date of the LOI (a) if BlackBerry’s board of directors has recommended or approved the Proposed Transaction (i) in favor of the Proposed Transaction and (ii) against any Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Proposed Transaction, and (b) if BlackBerry’s board of directors has recommend or approved an all cash Alternative Transaction in respect of which BlackBerry has provided Fairfax 48 hours’ advance written notice and which the board of directors has concluded is a Superior Proposal (as defined in the LOI), (i) in favor of the Superior Proposal, and (ii) against any other Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect such Superior Proposal. In the event that the Proposed Transaction is structured as a take-over bid or BlackBerry’s board of directors recommends a take-over that is a Superior Proposal, in respect of which BlackBerry has provided Fairfax 48 hours’ advance written notice, Fairfax agrees to tender its common shares of BlackBerry into such Superior Proposal (and not withdraw its shares prior to the expiry of the take-over bid) until the date that is six months following the end of the Diligence Period.

The foregoing description of the LOI does not comport to be complete and is qualified in its entirety by the full text of the LOI, which is filed herewith as Exhibit 2 and incorporated herein by reference.

One or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may determine to purchase additional securities of BlackBerry in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Shares or other securities of BlackBerry, one or more of them could determine, based upon the same set of factors listed above with respect to purchases and subject to the LOI, to sell some or all of such securities.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed with the Original Schedule 13D)

Ex. 2:	Letter of intent agreement, dated September 23, 2013, between Fairfax Financial Holdings Limited and BlackBerry Limited (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
Name: Paul Rivett
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

United States Fire Insurance Company

Dated: September 23, 2013	By:	/s/ James V. Kraus
Name: James V. Kraus
Title: Sr. Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TIG Insurance Company

Dated: September 23, 2013	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	General Fidelity Insurance Company

	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Northbridge Commercial Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Odyssey Reinsurance Company

	By:	/s/ Kirk M. Reische
Name: Kirk M. Reische
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Zenith Insurance Company, a Canadian corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Northbridge General Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Federated Insurance Company of Canada

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Northbridge Indemnity Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Northbridge Personal Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Clearwater Insurance Company

	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Zenith Insurance Company, a California corporation

	By:	/s/ Michael Jansen
Name: Michael Jansen
Title: EVP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013	Advent Underwriting Limited

	By:	/s/ Neil Ewing
Name: Neil Ewing
Title: Company Secretary

Exhibit Index

Exhibit No.	Description
Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed previously).

Ex. 2:	Letter of intent agreement, dated September 23, 2013, between Fairfax Financial Holdings Limited and BlackBerry Limited (filed herewith).